Creative Enterprises International, Inc.
825 Lafayette Road
Bryn Mawr, PA 19010

June 30, 2005

Re:	Creative Enterprises International, Inc. Withdrawal of Registration Statement on Form 10-SB File No. 0-51313

Ladies and Gentlemen:

Creative Enterprises International, Inc. (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form 10-SB (File No. 0-51313), originally filed with the Securities and Exchange Commission on May 13, 2005 (the "Registration Statement"). The Company applies to withdraw the Registration Statement effective as of the date of this letter in order to prevent the Registration Statement from automatically becoming effective before such time as the Company has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Staff of the Commission and before the Staff has completed its review.

The undersigned, on behalf of the Company, respectfully requests the Commission to grant the application of the Company to have the Registration Statement withdrawn and to issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the registrant, the Commission consenting thereto."

The Company intends to file with the Commission a registration statement on Form 10-SB, substantially similar to the Registration Statement and to address all of the Staff's outstanding comments as soon as practicable.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact the undersigned at (610) 525-7444.

Sincerely,

Creative Enterprises International, Inc.

By: /s/ Michael Salaman
Michael Salaman
President